Soyo letterhead

August 7, 2007

Via Edgar and FAX 202-772-9218 Mail Stop 6010

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:        Mr. Brian Cascio
                  Mr. Gary Todd

Dear Messrs. Cascio and Todd:

This letter responds to the comment letter dated May 18, 2006 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2006 and our Form 10-QSB for the quarterly period ended March 31, 2007. The text of your letter has been included for your reference and our response is presented below each comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
        ----------------------

Provision for Doubtful Accounts, page 35
----------------------------------------

1. It appears that you used three different methodologies for estimating the allowance for doubtful accounts in 2004, 2005 and 2006. Please fully and clearly disclose how you estimated the allowance in each year, describe the specific changes in that methodology from period to period and describe management's basis for those changes, including management's basis for concluding that each of the methodologies complied with GAAP.

RESPONSE
There was no change in the method of calculating the allowance for doubtful accounts from 2004 to 2006. We calculate our allowance based on -- 1% for current account; 3% for past due 31-45 days; 5% for past due 45-90 days and 100% specific provision for those accounts over 90 days without subsequent collections during the first few days (generally 60 days) after balance sheet date. We believe this methodology complied with GAAP.

The facts and circumstances in 2005 were different from 2006. During 2005, we evaluated our allowance to be overprovided based on the existing receivable accounts at that time and, accordingly reversed some amounts to income account. However, during 2006, we had a few sales transactions which we initially thought to be excellent credit but turned out to be fictitiously obtained and had to be written off. We have filed legal cases against these entities but are not optimistic of its recovery.

2. As a related matter, please note that management is responsible for the estimate of the allowance for doubtful accounts and the related provision for bad debts. Accordingly, if your disclosures refer to reliance on an outside expert, you will be required to name that expert in the Form 10-K and to include their consent in any registration statement that incorporates the Form 10-K.

RESPONSE
Management accepts responsibility for the estimate of the allowance for doubtful accounts, as well as all other numbers in the financial statements. Any reference to experts or outside parties that management relied on were not to abdicate the responsibility, but only to disclose what tools and methodologies management used in creating the estimate.

At the end of 2005, the Company was factoring receivables with recourse through Accord Financial Services. As part of that process, financial information on all potential credit customers was forwarded to AFS, who performed an independent credit evaluation. That evaluation was then used by management both in determining whether to initially extend credit, and then later to judge whether any part of the receivable should be considered doubtful as to collection.

Liquidity and Capital Resources, page 39

Operating Activities, page 41

3. The 8-K dated, October 19, 2006, which was not filed until December 27, 2006, includes two attachments which appear to address extended payment terms for past due accounts payable with two vendors. Expand to fully disclose why it was necessary to enter into the extended payment arrangements. Quantify the amounts involved, disclose all material terms of the arrangements and disclose the years to which the amounts relate. You should provide clear and full disclosure about past due debts. The notes to financial statements should also present full disclosure about the matter. Please expand.

RESPONSE
We propose to add the following disclosures to the Liquidity and Capital Resources section:

The Form 8-K dated December 27, 2006 was intended to document two unusual events that resulted in the Company expanding payment terms for two vendors. The situations were independent, but were reported together on a single Form 8-K.

On December 15, 2006, the Company entered into a Forbearance and Debt Payment Agreement with Eastech Electronics Inc., a Taiwan Company. The Company had purchased consumer electronics products from Eastech in 2006 which failed the Company's quality control inspections. Some of the products contained mold, some of the products did not work properly, and some of the parts were damaged. When the Company received the products, it notified Eastech of the problems, and refused to pay for the shipment. The Company was going to return a majority of the products to Eastech, which would have caused a substantial hardship for Eastech. Eventually, the two companies reached an agreement whereby SOYO would not return the products, but would keep the shipment. Eastech agreed to furnish at least $50,000 worth of spare parts to repair damaged products, and SOYO agreed to pay for the shipment over time, thereby allowing itself time to find any other damaged goods, account for sales and returns, and make sure that it would not be stuck with unsellable or returned merchandise that could not be liquidated.

On October 19, 2006, the Company entered into an agreement with Corion Industrial Corp. governing SOYO's repayment of debt. The debt arose from inventory SOYO purchased from Corion during the period from January to March 2006.

There were several problems with the inventory. First, a substantial portion of the inventory was being purchased to be sold on QVC. As such, these products required that the QVC bar code be affixed to each piece. That process was not completed correctly by Corion, forcing QVC to hire contractors to affix the proper documentation to each piece of inventory. These problems led to delays, and the "product window" during which the TV's were to be sold by QVC was missed. As a result, QVC ended up returning almost $1 million worth of products.

The second problem with one of the inventory models was that the casing for the TV's was not made according to specifications. As a result, the televisions could not be wall mounted with the external tuner attached. These televisions could not be sold through the retail chains, and were instead deeply discounted to the Shop at Home television network, causing losses of over $600,000.

The third and final problem with a portion of the inventory was due to the LCD panel itself. Although SOYO purchased a certain level of panel, some of the inventory was delivered with inferior panels. This led to high return rates, discounted products, and revenue shortfalls.

All of the problems with the shipments could be traced back to the manufacturer. As such, SOYO refused to pay for the products until the exact worth of the inventory and the true losses from the sub par inventory could be determined. Eventually, the Companies agreed on a reduced price for the inventory, with SOYO paying for the products in instalments through October 2008. The portion of the debt not due in 2007 is classified on the balance sheet as long-term debt.

4. Present any contractual obligations arising from these arrangements on the table required by Item 303 (a) (5) to Regulation S-K or tell us why such disclosure is not required.

RESPONSE
We intend to amend the table of contractual obligations to include the long term debt.

Principal Commitments, page 43
------------------------------

5. Tell us why you are not required to list the item "long term payable" on the table of contractual obligations. Otherwise, amend the table. Refer to
     Item 303 (a) (5) of Regulation S-K.

RESPONSE

We intend to revise the table to include the long term payable on the list of contractual obligations.

6. If there are no minimum annual payments due under the Honeywell arrangement, please disclose when you expect to pay the $3.8 million. Please make clear disclosures about expected timing and pattern for payment of the $3.8 million.

RESPONSE
We intend to expand the disclosure related to the Honeywell payments as follows:

The agreement is for a minimum period of 6.5 (six point five) years and calls for the payment of MINIMUM royalties by SOYO to Honeywell totaling $3,840,000 (Three Million, Eight Hundred and Forty Thousand Dollars U.S.). Sales levels in excess of minimum agreed targets will result in associated increases in the royalty payments due. Minimum royalty payments due under the agreement are $184,000 through December 31, 2007, and $424,000 in 2008. For a complete schedule of minimum royalty payments due, see the Trademark License Agreement, which is included as an exhibit to this Form 10-K Amended.

Item 8. Financial Statements, beginning on page 45

Consolidated Balance Sheets, page 47
------------------------------------

7. Expand the notes to financial statements to describe all of the terms and conditions of the "long term payable" totalling $3.7 million. Please note that the footnote disclosure must be complete on its own and it is not appropriate to incorporate footnote disclosure from another '34 Act filing.

RESPONSE
We will amend the report and expand the footnote disclosure

Soyo is indebted to Corion for products purchased between January 2006 and March 2006.

On October 19, 2006, the Parties reached a mutually beneficial settlement relating to the outstanding balance as of that date amounting to $4,252,682, whereby Soyo agrees to pay Corion the sum of Fifty Thousand dollars ($50,000) each week until fully paid. Notwithstanding the foregoing, Soyo shall have the right, at its sole discretion, to defer four (4) payments during each calendar quarter. Two (2) of these payments shall be deferred until the calendar quarter following their deferral on a date selected by Soyo, and the remaining two (2) payments shall be paid in weekly installments following all regularly scheduled payments, but in any event not later than October 1, 2008.

No interest shall be charged on the Debt. Soyo shall pay the Debt in full by no later than October 1, 2008.

Until the Debt is paid in full, Soyo agrees not to give any other supplier a consensual lien with priority senior than that of Corion, except for purchase money liens and other similar interests.

Consolidated Statement of Shareholders' Equity (Deficit), page 51
-----------------------------------------------------------------

8. Please revise the item "To book FAS 123 adjustment" to use a meaningful caption title. A title such as "employee stock based compensation" or some similar caption would be appropriate to explain the nature of the amount.

RESPONSE
We intend to revise the caption to "Employee stock based compensation".

Consolidated Statement of Cash Flows, page 52
---------------------------------------------

9. Confirm to us that the $3.7 million identified as "long term debt" was received in cash in 2006. If the amount arose from the agreements to extend accounts payable, please tell us how the presentation is appropriate under paragraph 32 of SFAS 95. Amend the cash flow statement if necessary to conform to SFAS 95.

RESPONSE
We will amend the cash flow statement for the treatment of the "long-term debt" to conform to SFAS 95 as non cash operating activity.

10. As a related matter, if you restate the cash flow statement to correct a material error please file an appropriate Item 4-02 Form 8-K.

RESPONSE
We will file the appropriate Item 4-02 Form 8-K.

11. Under paragraph 23 of SFAS 95, operating cash flows include cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts payable and both short and long term notes payable to suppliers for those materials or goods. If the $3.7 million relates to the extended accounts payable, please tell us how the classification as financing is consistent with the cited guidance.

RESPONSE
We will amend the cash flow statement for the treatment of the "long-term debt" to conform to SFAS 95 as non cash operating activity.

Note 3, Accounts Receivable, page 65
------------------------------------

12. The provision for doubtful accounts for 2006 as stated in the face of the statement of operations approximates $907,000. The amount for that year as presented in the roll forward on page 66 is less than $250,000. Please reconcile the discrepancy. Amend the filing as necessary.

RESPONSE
There are no discrepancies in the amounts.

The provision for doubtful accounts of $907,065 as shown in the statement of operations is composed of:

Actual bad debts directly written off during the year                   $671,126
Provision for doubtful accounts ($132,755+103,184)                       235,939
                                                                       ---------
         Total                                                          $907,065
                                                                        ========

We will amend note 3 on page 66 to consolidate into one number "amounts provided during the year" ($103,184) and "adjustment based on Current estimates" ($132,755) for a total of $235,939 which is the provisions for doubtful accounts during the year. We will also amend the description of "provision for doubtful accounts" in the statement of operations to "Bad debts", which we believe to be more descriptive of the account. We will add in the notes reference to the direct write off receivables in 2006.

13. Your disclosure that receivables were sold to Accord with recourse is not consistent with your response to comment 5 from your letter dated February 26, 2007 which states that receivables were sold to Accord without recourse. Please reconcile the inconsistency.

RESPONSE
Our contract with Accord Financial Inc. is a Factoring and sale of receivables with recourse.

14. If receivables were sold with recourse, please fully explain how you applied the requirements of SFAS 140 in concluding that the advances from Accord should not be reported as borrowings. Your response should fully demonstrate how your accounting is appropriate under paragraph 9 of SFAS
     140. Fully demonstrate you met all relevant criteria from that paragraph. Refer also to paragraph 113 of SFAS 140.

RESPONSE
We intend to amend the filings to treat advances from Accord as borrowings.

15. Disclose how you estimated and recognized recourse obligations. Refer to SFAS 140 for guidance.

RESPONSE
We recognize that the sales of our receivable accounts are with recourse and should be accounted for as a secured borrowing as per par. 113 of FAS 140 which states"... a transfer of receivables with recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation, if the criteria in par. 9 of FAS 140 are met. Otherwise, a transfer or receivables with recourse shall be accounted for as a secured borrowing."

One of the criteria discussed in par. 9 of FAS 140 was not met by our transaction which states that "the transferred assets have been isolated from the transferor --- put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership." The agreement with factor states that the Company should replace receivables sold if these prove to be uncollectible, hence, the sale is with recourse.

We will amend our 10-KSB and 10-QSB filings to recognize the recourse obligations. The recourse obligations were estimated by obtaining the outstanding balance as recorded by the factor and reconciling these with our records. As of December 31, 2006, the balance of loan outstanding to Accord arising from sale of receivables with recourse was $3,588,403. This was fully paid in February 2007 through a financing by United Commercial Bank (UCB) with which the Company has a credit line of $12M.

16. From your disclosure on page 66, it appears that you changed your methodology for estimating the allowance for doubtful accounts in the fourth quarter of 2006. It also appears that the change in methodology had a material effect on your financial statements as evidenced by the magnitude of the fourth quarter charge for doubtful accounts. Please amend the Form 10-K to provide as Exhibit 18 a "letter re change in accounting principles" or explain to us why that letter is not required under our rules. Refer to S-K Item 601 and the instructions to Exhibit 18 for guidance.

RESPONSE
Please refer to Item 1 above.

Note 8, Income Taxes, page 71
-----------------------------

17. Please tell us why what appears to be a statement of shareholders' equity is presented in the tax footnote.

RESPONSE
It is an error. The stockholders' equity table will be deleted from the footnote.

18. The rate reconciliation table for does not appear accurate. Based on the statement of operations for 2006 there is an income tax provision of approximately $157,000. Accordingly the effective income tax rate does not appear to be zero. Please refer to SFAS 109 for guidance.

RESPONSE
The correct effective income tax rate is 30%. The rate reconciliation table will be revised accordingly. Please refer to our response to comment number 19.

19. Please make full disclosure under SFAS 109 about the deferred tax asset presented on your balance sheet.

RESPONSE
The following proposed disclosure will be added in the revised 10-K. The Company believes such disclosure is in accordance with the requirements of paragraphs 41-49 of FAS 109.

Note 9. Income Taxes
--------------------

Income before taxes and provision for taxes for each of the three years December 31, 2006, 2005 and 2004 consist of the following:

                                    ----------------------------------------
                                              Year Ended December 31
                                    ----------------------------------------
                                         2006           2005         2004
                                    -----------    -----------   -----------

Income (loss) before income taxes   $   521,670    $   541,110   $(3,919,445)


Provision for income taxes
   Federal
     Current                                 68           --            --
     Deferred                       (132,427)64           --            --
   State
     Current                             20,242            800           800
     Deferred                        (44,750)64           --            --
                                    -----------    -----------   -----------
Total income tax expense            $  (156.867)   $       800   $       800
                                    ===========    ===========   ===========

Income taxes amounted to $ 30,005, $0, and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

The provision for income tax differed from the amount computed by applying the U.S. federal statutory tax rate to income before income taxes due to the effects of the following:

                                                           ---------------------
                                                          Year Ended December 31
                                                           ---------------------
                                                           2006    2005    2004
                                                           ---------------------

Statutory federal income tax rate                           34%     34%     34%
Increase (reduction) in rate resulting from:
  State and foreign taxes, net of federal benefit            9%      9%      9%
  Stock-based compensation                                 (34%)   --      --
  Net operating loss and net operating loss carryforward
                                                           (39%)   (43%)   (43%)
                                                           ----    ----    ----
Total income tax expense                                   (30%)     0%      0%
                                                           ====    ====    ====

The deferred tax assets consist of temporary tax difference from stock-based compensation of $177,177 as of December 31, 2006. There were no deferred tax assets and liabilities recognized through December 31, 2005.

As of December 31, 2006, the Company had federal and state net operating loss carryforwards of $4,195,130 and $0, respectively, expiring in various years through 2024, which can be used to offset future taxable income, if any. No deferred tax benefit for these operating losses has been recognized in the consolidated financial statements due to the uncertainty as to their realizability in future periods.

20. It appears that you provided a full valuation allowance for deferred tax assets other than the asset apparently arising from SFAS 123 (R). Please tell us why the deferred tax assets reported in your balance sheets as of December 31, 2006 and as of March 31, 2007 are more likely than not recoverable. Fully explain your consideration of paragraphs 20 through 25 to SFAS 109, including all positive and negative evidence. Your response should fully support that no valuation allowance is required for the amounts reflected in the aforementioned balance sheets. Successful resolution of this comment will require a complete and thorough analysis.

RESPONSE
Starting in 2005, the Company's results of operations resulted in net income. However, the Company is not certain whether positive results will continue in subsequent years. In this regard, a full valuation allowance of deferred tax assets is deemed appropriate as of December 31, 2006.

Although the Company is not certain whether positive results will continue in subsequent years, the Company believes it is more likely than not that the employees will assume the Company will continue to have positive results of operations which increases the possibility that options issued (stock-based compensation) will be exercised and therefore, be claimed as tax deduction. Additionally, stock-based compensation recognized per SFAS 123(R) is already net of estimated forfeitures therefore these options are expected to vest fully, to be exercised by employees who are expected to stay, in which case compensation expense is expected to be recognized for income tax purposes in succeeding years.

21. It appears that you recognized income tax benefits in your income statement in 2006 and 2007 which appear to be attributed to SFAS 123 (R). It is not clear that your accounting fully considers the guidance form paragraphs 58 through 63 of SFAS 123 (R). Please tell us how you applied the cited guidance and fully explain why your accounting is appropriate under those paragraphs to support your conclusion that it is appropriate to recognize the recorded income tax benefits as income. Successful resolution of this comment will require a complete and thorough analysis.

RESPONSE
Par. 59 of SFAS 123(R) states that the cumulative amount of compensation cost recognized for instruments classified as equity that ordinarily would result in a future tax deduction under existing tax law shall be considered to be a deductible temporary difference in applying SFAS 109, Accounting for Income Taxes. The deductible temporary difference shall be based on the compensation cost recognized for financial reporting purposes. The Company has applied the income tax rate to total stock-based compensation to arrive at deferred income tax asset as of December 31, 2006.


Item 15. Exhibits, page 93
--------------------------

22. It appears that you have an open registration statement on Form S-8. Please tell us why the Form 10-K does not include a consent for incorporation of the most recent audit report in that Form S-8. Refer to S-K Item 601 and the instructions to Exhibit 23 for guidance.

RESPONSE

We intend to amend the filing and include the proper consent as Exhibit 23 to the filing.

Form 10-Q as of March 31, 2007
------------------------------

Consolidated Statement of Cash Flows
------------------------------------

23. Confirm to us that the $3.7 million financing outflow labelled "long term debt" was a cash payment. If it was not or if it was related to the agreements to extend accounts payable, tell us how the presentation is appropriate under paragraphs 23 and 32 of SFAS 95. Amend the cash flow statement if necessary.

RESPONSE
We will amend the cash flow statement to conform with SFAS 95. The payment of long term debt will be reported under operating activities.

Note 1, Organization and Basis of Presentation
----------------------------------------------

Stock Based Compensation
------------------------

24. Please make full disclosure about the options granted in February 2007, including but not limited to how you determined the fair value of the options, the valuation model, the valuation assumptions, the basis for the valuation assumptions, the grant fair value date, expected compensation cost and the period over which you expect to recognize that cost.

RESPONSE
The disclosure will be modified as follows:

On February 2, 2007, the Company issued 4,305,000 option grants to employees at a strike price of $0.35. One third of those options will vest and be available for purchase on February 2, 2008, one third on February 2, 2009, and one third on February 2, 2010.

The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 4.82%, expected life of 5 years and expected volatility of 129.24%. The fair value of options granted during the first quarter of 2007 is $1,308,591 which will be recognized as expense over a three-year period from date of issuance. Compensation expense of $109,049 was recognized during the three months ended March 31, 2007.

On May 17, 2007, the Company modified the vesting period of these options as follows: one third of those options vests immediately at date of issuance, one third will vest on February 2, 2008, and one third on February 2, 2009. Accordingly, an additional $436,197 of compensation expense will be recorded during the second quarter ended June 30, 2007 to recognize options that vested at date of issuance.

Note 3, Business Loan

25. Show us where you filed the agreements for the business loan in the amount of $12 million or file them now.

RESPONSE
The agreement has not been filed. We will include it in the amended filing for the quarter ended March 31, 2007.

26. Amend to disclose all significant terms of the borrowing. For instance, disclose the interest rate, the provisions of any variable rate, the specific collateral, any limitations on availability, events of default, default remedies and any related party guarantees. This list is not intended to be comprehensive. Please note that the footnote disclosure should be complete and not incorporated from another '34 Act filing.

RESPONSE
We will add the following disclosure:

Note 3. Business Loan

During the quarter, the Company began to use the $12 million asset based credit facility arranged with United Commercial Bank (UCB) (see Form 8-K dated March 2,
2007). The agreement calls for UCB to provide Soyo with funds to purchase inventory. The maximum amount to be extended at any point in time is based on the Company's accounts receivable and inventory, which will serve as collateral for the loan. The initial interest rate is 8.375% and varies from time to time based on changes in an independent index which is the Wall Street Journal Prime Rate. Any outstanding loan plus accrued interest is payable in one payment on

February 5, 2008. As of March 31, 2007, the amount Soyo owed to UCB was $11,000,512.

The credit facility has been personally guaranteed by the CEO and the CFO for $6.5 million. Events of default include insolvency, creditor or forfeiture proceedings, payment defaults, events affecting guarantor, change in ownership of 25% or more on the common stock of Soyo, and any material adverse change in the Company's financial condition.


In connection with responding to your comments, the Company hereby acknowledges that:

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o it may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me or Mr. Eric Strasser at your earliest convenience at 909-292-2518, fax 909-292-2549 or Mr. Strasser's cell phone 909-631-6716.

Sincerely,

Nancy Chu
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Nancy Chu
Chief Financial Officer